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                                                                   EXHIBIT 99.21


                      FREE TRANSLATION FROM FRENCH ORIGINAL


LAZARD                                                               BNP PARIBAS


STRICTLY CONFIDENTIAL


                                                              October 16, 2000

                                                              AXA
                                                              25 Avenue Matignon
                                                              75008 Paris


TO THE ATTENTION OF CLAUDE BEBEAR, CHAIRMAN OF THE SUPERVISORY BOARD


Dear Sirs,

Your company is currently considering an agreement with AXA Financial Inc. ("AXA Financial"), ("the Agreement") under which AXA would agree to propose the buyout of all outstanding shares in AXA Financial that it does not already own, against consideration of 0.295 AXA ADRs and a cash payment of US $35.75 for each of these shares ("the Transaction").

Pursuant to the assignment letter dated October 3, 2000, BNP Paribas and Lazard have examined the terms and conditions of the aforementioned Transaction. This purpose of this letter is to communicate the principal conclusions of this examination, and in particular the impact of the Transaction on existing AXA shareholders, to the AXA Supervisory Board or one of the Board's sub-committees.

We did not have access to AXA's executive management teams or to internal documents pertaining to AXA, including those pertaining to AXA Financial and its subsidiaries. In particular, we did not have access to actuarial, accounting, contractual, audit or tax statements. Consequently, our analysis was based entirely on publicly disclosed information taken at face value, i.e. not subject to an independent audit on our part.

Certain assumptions were made for the purposes of our examination; these assumptions were not discussed with AXA or AXA Financial. BNP Paribas and Lazard may not be held liable in any way for the fairness, accuracy or completeness of the information used in the preparation of this document.

The income forecasts we used are based on IBES consensus data for AXA and AXA Financial. For the purposes of our analysis, we assumed that this data reflects market consensus on the earnings outlook for AXA and AXA Financial. Neither BNP Paribas nor Lazard have any opinion to express with respect to these forecasts, and may not be held liable in any way should future earnings differ from the forecasts used in our analysis. These

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forecasts were not discussed with AXA, and were not compared with any internal data that may be in the possession of the AXA Group.

All calculations were made on the basis of prevailing terms and conditions at the time such calculations were made, particularly with respect to accounting policies, exchange rates and tax rates, the level of various market indices, and the stock trading prices of certain companies. In addition, these calculations were made on the assumption that neither the terms of sale of Donaldson, Lufkin & Jenrette ("DLJ") nor the terms of the Transaction itself will differ from those under consideration at the present time.

The buyout of AXA Financial minority interests is part of a broader strategy of the AXA Group to reduce the percentage of minority shareholders generally, as has already been accomplished in the United Kingdom and Belgium. In addition, the aim of this strategy is to strengthen AXA's equity interests in its two core businesses, i.e. insurance and investment management.

Assuming market projections of net income, the buyout of AXA Financial minority shareholders would lead to a slight dilution in AXA's net earnings per share ("EPS") in 2001. This dilution in EPS would be offset by a reduction in the volatility of the Group's future earnings, since its equity interest in DLJ would be replaced by equity interests in the less volatile insurance and investment management businesses of AXA subsidiaries operating in the United States. AXA's cost of shareholders' equity would be expected to decrease compared with its current cost, which would offset the impact of the potential EPS dilution.

These conclusions are intended for the Supervisory Board only, and may not be construed as implying any claim to earnings on the part of AXA or AXA Financial shareholders or any third party whatsoever. They may not be disclosed without the prior written consent of BNP Paribas and Lazard, unless their disclosure is necessary in the AXA prospectus issued in connection with the Transaction or otherwise required by law or regulation. They do not constitute a fairness opinion, nor shall they be construed as an independent audit.

These conclusions extend only to the financial aspects of this Transaction, and have no bearing on any other aspect thereof, in particular the legal or tax aspects. They shall not be construed as a recommendation to approve the Transaction, either in principle or with respect to its terms and conditions.

Sincerely,

/s/ Jean Jacques Guiony                               /s/ Eric Lombard
--------------------------                            -----------------------
By: Jean Jacques Guiony                               By: Eric Lombard

/s/ Alexandre Mironesco                               /s/ Pascal Quiry
--------------------------                            -----------------------
By: Alexandre Mironesco                               By: Pascal Quiry


For Lazard                                            For BNP Paribas